SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 4 October 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


         Form 20-F        |X|          Form 40-F
                    ---------------               ----------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                            No        |X|
                    ---------------               ----------------




October 4, 2004

                      BP Third Quarter 2004 Trading Update

This trading update is aimed at providing certain estimates regarding revenue and trading conditions experienced by BP in the third quarter ending September 30, 2004, and certain identified non-operating items expected to be included in that quarter's result. The third quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on October 26, 2004. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Resources Business : Exploration and Production

Marker Prices
                                         3Q'04     2Q'04     1Q'04     3Q'03
Brent Dated ($/bbl)                      41.54     35.32     32.03     28.38
WTI ($/bbl)                              43.88     38.28     35.30     30.19
ANS USWC ($/bbl)                         41.82     36.99     34.22     28.83
US gas Henry Hub first of month index
($/mmbtu)                                 5.75      6.00      5.69      4.97
UK gas price - National Balance Point
(p/therm)                                23.63     20.70     24.59     15.08

Overview : Exploration and Production

Overall BP production in 3Q'04 is expected to be around 3,880 mboed, up by some 11 per cent from 3,502 mboed in 3Q'03, but 2 per cent lower than the rate of 3,971 mboed in 2Q '04. As indicated in BP's Strategy Presentation on March 29, 2004, average production for 2004 as a whole is expected to be over 4 mmboed, an increase of more than 10 per cent compared to 2003.

Production excluding Russia:

Production in 3Q'04, excluding volumes from our Russian operations, is expected to be approximately 2,935 mboed, lower than the 2Q'04 level of 3,080 mboed due to planned maintenance in both the North Sea and Alaska (115 mboed), the operational impact of Hurricane Ivan in the Gulf of Mexico and the blow-out at partner operated Temsah in Egypt (together around 65 mboed). These effects, in relatively high margin operations, are partially offset by the continuing ramp-up of production in the New Profit Centres, and with the In Salah project in Algeria and the Kizomba A field in Angola both coming on stream this quarter.

Relative to 2Q'04, liquids realisations moved in line with marker prices. Relative to 2Q'04, gas realisations in North America have moved in line with the Henry Hub marker. Gas realisations in the UK have remained flat with 2Q'04. The 3Q'04 impact of Unrealised Profit in Stock (UPIS) is expected to reduce earnings by approximately $65m.

Russia - BP net share

Production in mboed               3Q'04        2Q'04        1Q'04        3Q'03*
TNK-BP: Oil                        858          814          766           654
TNK-BP: Gas                         87           77           66            41
Total                              945          891          832           695
Marker Prices
Urals (NWE - cif) ($/bbl)         37.23        32.32        29.01         27.11
Urals (Med - cif ) ($/bbl)        37.41        32.60        28.98         27.05
Domestic Oil ($/bbl)              22.84**      19.71        17.08         16.65

*BP's acquisition of its 50 per cent share in TNK-BP was completed on August 29, 2003. BP completed the deal to include Alfa Group and Access-Renova's (AAR's) 50 per cent interest in Slavneft into TNK-BP on January 16, 2004. Production information 3Q'03 is shown for comparison purposes only.

** as at September 21

In 3Q'04, BP's net share of production from TNK-BP is anticipated to be approximately 945 mboed, as shown in the table above. 2004 information includes TNK-BP's interest in Slavneft.

During 3Q'04, Urals NWE marker prices increased by $4.91/bbl with the differential to Brent expanding to approximately $4.31/bbl. Domestic oil prices increased by $3.13/bbl relative to 2Q.

Increases in export duty rates became effective on August 1, 2004. The impact of this change at current prices is expected to reduce earnings by approximately $100m pre-tax in 3Q'04.

Customer facing Businesses

Refining Indicator Margins ($/bbl)
                                            3Q'04    2Q'04    1Q'04    3Q'03
USA
- West Coast                                11.28    15.41     8.06     9.04
- Gulf Coast                                 6.99     9.18     6.92     5.61
- Midwest                                    5.01     9.01     4.67     6.39
North West Europe                            4.37     5.29     2.73     2.47
Singapore                                    5.48     2.80     3.42     1.27

Refining Global Indicator Margin* ($/bbl.)   6.20     7.89     4.62     4.59

*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

Demand growth and low aggregate OECD product inventories have continued to underpin the refining environment. While lower than the record second quarter, margins were significantly higher than a year earlier, except for Midwest USA. However, including the effects of supply optimisation benefits, the refining margin actually experienced was similar to that in 2Q'04, despite the decline in the Global Indicator Margin. In Marketing, the rise in input prices was faster than the increase in selling prices, leading to lower margins.

Petrochemicals

Weighted Chemicals Indicator Margin ($/te)*
3Q'04          2Q'04          1Q'04          4Q'03
 n/a           129            125            109

*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

BP Petrochemicals' 3Q'04 margins and sales volumes were broadly comparable with 2Q'04. Increases in feedstock and energy costs have been recovered through higher product realisations.

Gas, Power and Renewables

Gas marketing margins are expected to be significantly lower than 2Q'04. NGL margins have remained at similar levels to those seen in 2Q'04.

Identified Non-Operating Items

As advised at the time of 2Q'04 results, the 3Q'04 non-operating items covering provisions for environmental remediation and other liabilities amount to around $500m pre-tax, comparable to last year. Of the $500m, around $200m relates to Refining and Marketing, $50m to Petrochemicals and $250m to Other Business and Corporate. In addition, non-operating losses of approx $100m are expected to arise in the Exploration and Production segment, in respect of the write-off of the Temsah platform in Egypt plus a charge taken for vessel leases no longer required.

Interest Expense

We expect interest expense to be broadly unchanged compared with 2Q'04.

Tax Rate

The effective tax rate for the quarter is expected to be around 35 per cent.

Gearing

Gearing for the quarter is expected to remain below the bottom end of our target 25-35 per cent band.

Share Purchases

During the quarter the company bought back for cancellation 241m shares for a total consideration of $2.25bn. Year to date the total number of shares bought back for cancellation amounted to 621m at a cost of $5.5bn. Also during the quarter the company issued 139m ordinary shares to the AAR partners as the first of three tranches of deferred consideration relating to the formation of the TNK-BP joint venture. Shares in issue as at September 28, 2004 were 21,727m. As in previous quarters, BP has entered into an arrangement that will allow it to continue the share buy back programme during the close period commencing October 1, 2004.

Rules of Thumb

As indicated in BP's strategy presentation on March 29, 2004, the following rules of thumb can be used to estimate the impact of changes in the trading environment on BP's 2004 full yearpre-tax results. These rules of thumb are approximate. In particular the impact of large movements in the trading environment relative to that of 2003 may differ from those implied by the rules of thumb. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the Refining Global Indicator Margin
(GIM) and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules.

2004 Operating Environment Rules of Thumb : pre tax per year

                                                           Full Year
Oil Price - Brent +/- $1/bbl                                 $570m
Gas - Henry Hub +/- $ 0.10/mcf                               $110m
Refining - GIM +/- $ 1/bbl                                   $1120m
Petrochemicals - CIM +/- $10/te                              $200m



                                    - ENDS -





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         BP p.l.c.
                                                       (Registrant)


Dated: 4 October 2004                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary